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CUSIP Number 238084107                                        Page 1 of 8 Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  Datameg Corp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    238084107
                                 (CUSIP Number)



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CUSIP Number 238084107                                        Page 2 of 8 Pages

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1. Name of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

La Jolla Cove Investors, Inc.                                 33-0645056

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                    (a) [__]

                                                                    (b) [__]

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3. SEC Use Only

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

     California
----------------------------- -------------------------------------------------

Number of Shares              5.       Sole Voting Power
Beneficially by Owned by
Each Reporting Person With:   16,000,000
                              -------------------------------------------------

                              6.       Shared Voting Power

                              None
                              -------------------------------------------------

                              7.       Sole Dispositive Power

                              16,000,000
                              -------------------------------------------------

                              8.       Shared Dispositive Power

                              None
----------------------------- -------------------------------------------------


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CUSIP Number 238084107                                        Page 3 of 8 Pages

9.       Aggregate Amount Beneficially Owned By Each Reporting Person

         16,000,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

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11. Percent of Class Represented by Amount in Row (9)

         7.88%

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12.      Type of Reporting Person (See Instructions)

         CO

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CUSIP Number 238084107                                        Page 4 of 8 Pages

Item 1.

(a) Name of Issuer: Datameg Corp.

(b) Address of Issuer's Principal Executive Offices 20 Park Plaza, #463, Boston, MA 02116



Item 2.

(a) Name of Person Filing La Jolla Cove Investors, Inc.

(b) Address of Principal Business Office or, if none, Residence: 7817 Herschel Ave., #200, La Jolla, CA 92037

(c) Citizenship: California

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number 238084107



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [___]   Broker  or  dealer  registered  under  section  15 of the Act (15
              U.S.C. 78o).

(b)   [___]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [___]   Insurance  company as defined in section  3(a)(19) of the Act (15
              U.S.C. 78c).

(d)   [___]   Investment  company  registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C 80a-8).

(e)   [___]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
              (E);

(f)   [___]   An employee benefit plan or endowment fund in accordance with
              ss.240.13d-l(b)(1)(ii)(F);


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CUSIP Number 238084107                                        Page 5 of 8 Pages

(g)   [___]   A parent holding company or control person in accordance with
              ss. 240.13d-1(b)(1)(ii)(G);

(h)   [___]   A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)   [___]   A church plan that is excluded from the definition of an
              investment company under section 3(c)(14) of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [___]   Group, in accordance with ss.240.13d-l(b)(1)(ii)(J).



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CUSIP Number 238084107                                        Page 6 of 8 Pages


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: This Amendment is being filed to reflect the fact that in addition to the 15,000,000 shares previously reported as being owned by the Filer, the Filer also owned 1,000,000 shares which had been received as a stock dividend. 16,000,000

(b)  Percent of class: 7.88%

(c)  Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote 16,000,000

     (ii) Shared power to vote or to direct the vote None

     (iii) Sole power to dispose or to direct the disposition of 16,000,000

     (iv) Shared power to dispose or to direct the disposition of None

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.



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CUSIP Number 238084107                                        Page 7 of 8 Pages



Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 4, 2003
                                            ----------------
                                            Date

                                            /s/ Alan L. Atlas
                                            -----------------
                                            Signature

                                            Alan L. Atlas, Corporate Counsel
                                            Name/Title


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CUSIP Number 238084107                                        Page 8 of 8 Pages

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)